UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MASIMO CORPORATION

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MASIMO CORPORATION

40 Parker

Irvine, California 92618

Masimo Corporation

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator and Trustee of the

Masimo Corporation Retirement Savings Plan

Irvine, California

We have audited the accompanying statements of net assets available for benefits of Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    McGladrey & Pullen, LLP

Irvine, California

June 30, 2009

Masimo Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2008	2007
ASSETS
Cash	$5,042	$4,482
Investments, at fair value, participant directed
Pooled separate accounts	10,603,728	12,640,407
Masimo Corporation common stock	1,175,179	—
Participant loans	157,168	90,992

Total Investments, at fair value, participant directed	11,936,075	12,731,399

Investments, at fair value, non-participant directed
Principal Financial Group common stock	28,100	85,706

Receivables:
Participant contributions	134,670	112,689
Employer contributions	53,373	35,901

Total receivables	188,043	148,590

Net assets available for benefits	$12,157,260	$12,970,177

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008
Additions to net assets
Contributions
Participant deferral contributions	$3,111,837
Participant rollover contributions	487,916
Employer contributions	1,004,775

Total contributions	4,604,528

Investment income (loss)
Interest and dividends	10,564
Net depreciation in fair value of investments	(4,548,488)

Total investment income (loss)	(4,537,924)

Total additions to net assets	66,604

Deductions from net assets
Distributions to participants	846,707
Plan administrative expenses	32,814

Total deductions from net assets	879,521

Net decrease in net assets available for benefits	(812,917)

Net assets available for benefits, at beginning of year	12,970,177

Net assets available for benefits, at end of year	$12,157,260

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Masimo Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), covering all U.S. employees of Masimo Corporation (the “Company” or “Masimo”). The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the 401(k) Committee, members of which are appointed by the Company’s Board of Directors. Principal Life Insurance Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995 and amended in May 1999 and in April 2006. Also, in February 2008, the Plan was amended to include Masimo’s common stock as an additional investment option to Plan participants.

Eligibility

For the years ended December 31, 2008 and 2007, all employees who are at least 18 years of age and on the U.S. payroll of the Company or its subsidiaries, are eligible to participate in the Plan as of the first date of employment with the Company or one of its subsidiaries.

Contributions

Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service each year. Such deferral limitation was $15,500 in 2008. Employees who attained the age of fifty prior to December 31, 2007, were eligible to make catch-up contributions of up to $5,000 for 2008.

In 2008, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period, with a maximum aggregate matching of $6,900 in a calendar year. The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contributions under the plan were $992,559 for the year ended December 31, 2008. In order to be eligible for matching contributions, a participant need not complete any service requirement.

Principal Life Insurance Company, the asset custodian maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.

The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. In order to be eligible for any discretionary contribution a participant must be an active participant in the Plan and have completed 1,000 or more hours of service in the Plan year. Other than forfeiture payments, there was no discretionary contribution for the year ended December 31, 2008.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Masimo’s common stock and in pooled separate accounts maintained by Principal Life Insurance Company as asset custodian.

Vesting

Participant contributions are fully vested when made.

Participants in the Plan receive vesting credit for Company matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service	Vesting
0-1	0%
2	50%
3	75%
4	100%

Distributions and Payments of Benefits

The normal retirement age is 65. A participant who incurs a termination of employment prior to their normal retirement age is entitled to that portion of their Plan benefits earned to date, with vesting based upon the years of service credited as of the date of termination.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses. During the year ended December 31, 2008, $30,788 of forfeitures were used to pay administrative expenses. As of December 31, 2008, the unallocated forfeiture balance was $18,319, which will be allocated to eligible plan participants.

Administrative Expenses

Administrative expenses related to the Plan of $32,814 were paid out of Plan assets. Of this amount, $30,788 was paid from net forfeitures of non-vested employer matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Participant Loans

Loans to participants are secured by the participant’s account and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The term of the loan may not exceed five years. Loans bear interest at fixed annual rates that are computed as the prime interest rate plus two percent on the date the loan is processed. At December 31, 2008, the annual interest rate of all loans outstanding was between 5.25% and 10.25%.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America.

Investments

Investments are primarily held in pooled separate accounts by Principal Life Insurance Company as asset custodian. Units of pooled separate accounts are valued at quoted market prices, which represent the net asset value of units held by the Plan at year end. These pooled separate accounts are similar to mutual funds, except they are only available to the Principal Financial Group’s clients. In September 2008, one particular pooled separate account was restricted to only allow contributions to, but no withdrawals from, the account. As of December 31, 2008, this one pooled separate account remained restricted. In addition, effective February 2008, participants could elect to invest in Masimo’s common stock. Additionally, in connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 common shares of the Principal Financial Group, Inc. (“PFG”) common stock. The PFG common stock was a nonparticipant directed investment. See note 6 for more details.

Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, or SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. See Note 3 for disclosures provided for fair value measurements of Plan investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses related to the Plan are paid by the Plan. Fees related to administration of participant loans are deducted from the applicable participants’ accounts.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Contributions

Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned.

3. Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS 157, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

SFAS 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31, 2008, the Plan held investments in Masimo’s common stock, pooled separate accounts, participant loans and PFG common stock.

Investment Category	Fair Value	Level 1	Level 2	Level 3
Masimo Common Stock	$1,175,179	$1,175,179	$—	$—
Shares of Pooled Separate Accounts	10,603,728	—	9,792,873	810,855
Participant Loans	157,168	—	—	157,168
Principal Financial Group Common Stock	28,100	28,100	—	—

Total	$11,964,175	$1,203,279	$9,792,873	$968,023

Level 1: The Plan’s valuation methodology used to measure the fair value of common stock is derived from quoted market prices in an active market.

Level 2: The valuation of shares of pooled separate accounts are primarily based on underlying securities that have observable level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. Most of the security prices are obtained from a pricing service, Interactive Data Corporation.

Level 3: One investment option within the pooled separate accounts is a commercial real estate fund which invests mainly in commercial real estate and includes mortgage loans which are secured by the associated properties. These underlying real estate investments are valued using valuation techniques that have both observable and unobservable level inputs. Valuation techniques used include discounted projected cash flows along with Treasury rates and an appropriate risk (matrix pricing). The inputs used in these valuation techniques include projected cash flows, current Treasury curve and appropriate risk spreads based on mortgage type, weighted average life, ratings and liquidity derived from information from brokers on market rents and comparable sales of similar assets. As of December 31, 2008, this investment was restricted to only allow contributions and did not allow any withdrawals. Also, participant loans, all of which mature by January 2014 and are secured by vested account balances of borrowing participants, are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The following table sets forth information summarizing the changes in fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Investment Category	Beginning Balance	Net Losses	Net Purchases, Issuances, Settlements	Ending Balance	Unrealized Losses
Shares of Pooled Separate Accounts	$901,594	$(121,366)	$30,627	$810,855	$(206,165)
Participant Loans	90,992	—	66,176	157,168	—

Total	$992,586	$(121,366)	$96,803	$968,023	$(206,165)

Net losses, including unrealized losses, are included as part of net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007, were as follows:

	As of December 31,
Investment	2008	2007
Principal Money Market	$1,921,493	$1,529,491
Principal International Emerging Markets	691,098	1,283,393
Principal Large Cap S&P 500 Index	823,634	1,259,559
Principal Divers International	826,019	1,256,524
Principal U.S. Property	810,855	901,594
Principal Medium Company Blend	**	774,287
Principal Small Company Blend	**	748,401
Principal Medium Company Value	**	671,165
Principal Large Cap Blend I	**	$654,363
Masimo Common Stock	$1,175,179	**

**	Amounts represent less than 5% of the Plan’s net assets available for benefits as of the applicable year end. These amounts are presented for comparative purposes.

During the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments sold during the year, depreciated in value by $4.5 million, as follows:

Description	Year Ended December 31, 2008
Shares of Pooled Separate Accounts	$(4,414,860)
Masimo Common Stock	(76,022)
Principal Financial Group Common Stock	(57,606)

$(4,548,488)

5. Party-in-Interest Transactions

Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the year ended December 31, 2008, the Plan made purchases of $2,060,861 and sales of $809,660 of Masimo’s common stock on behalf of Plan participants.

Certain Plan investments are shares of pooled separate accounts managed by Principal Global Investors and/or Principal Financial Advisors, which along with Principal Life Insurance are members of PFG. Principal Life Insurance is also the trustee, custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Fees paid by the Plan to PFG for recordkeeping services totaled $32,814 during the year ended December 31, 2008.

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of the PFG common stock. These shares have not been allocated to current or previous participants in the Plan and are nonparticipant directed. See Note 6 for further details.

6. Principal Financial Group Common Stock Investment

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of PFG common stock at a cost of $0. As of December 31, 2008 and 2007, the fair value of PFG common stock held by the Plan was $28,100 and $85,706, respectively. The net decrease in value during 2008 of $57,606 was due to the change in the fair market value of a share of PFG common stock, not a change in the number of common shares held by the Plan. This decrease is included as investment loss in the statement of changes in net assets available for benefits. These shares have not been allocated to current or previous participants in the Plan and are nonparticipant directed. The Plan administrator has not yet concluded its process of allocating the value and related earnings of these shares to current and previous participants in the Plan.

7. Tax Status of the Plan

As of December 31, 2007, the Plan’s adoption of a prototype plan document included the opinion of the Internal Revenue Service that the sponsored prototype plan was a qualified benefit plan under the Code. The Plan was amended in February 2008 and as of December 31, 2008 the Plan administrator has not obtained a specific determination letter from the Internal Revenue Service regarding the amended Plan’s tax status as a qualified benefit plan. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Masimo Corporation

Retirement Savings Plan

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value
	Pooled Separate account:
*	Principal Life Insurance Company	Principal Money Market	$1,921,493
*	Principal Life Insurance Company	Principal Government and HQ Bond	415,861
*	Principal Life Insurance Company	Principal Bond and Mortgage	447,647
*	Principal Life Insurance Company	Principal U.S. Property	810,855
*	Principal Life Insurance Company	Principal Lifetime Strategic Income	2,884
*	Principal Life Insurance Company	Principal Lifetime 2010	67,484
*	Principal Life Insurance Company	Principal Lifetime 2020	141,022
*	Principal Life Insurance Company	Principal Lifetime 2030	366,902
*	Principal Life Insurance Company	Principal Lifetime 2040	174,938
*	Principal Life Insurance Company	Principal Lifetime 2050	51,849
*	Principal Life Insurance Company	Principal Bond Emphasis Balanced	179,472
*	Principal Life Insurance Company	Principal Stock Emphasis Balanced	236,824
*	Principal Life Insurance Company	Principal Large Cap Growth II	457,204
*	Principal Life Insurance Company	Principal Large Cap Value II	182,340
*	Principal Life Insurance Company	Principal Large Cap Blend I	460,713
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index	823,634
*	Principal Life Insurance Company	Principal Large Cap Value I	182,429
*	Principal Life Insurance Company	Principal Small Cap Growth III	174,349
*	Principal Life Insurance Company	Principal Small Cap Value II	160,169
*	Principal Life Insurance Company	Principal Mid Cap Blend	587,775
*	Principal Life Insurance Company	Principal Small Cap Blend	495,647
*	Principal Life Insurance Company	Principal Mid Cap Value III	458,776
*	Principal Life Insurance Company	Principal Mid Cap Growth III	286,344
*	Principal Life Insurance Company	Principal Divers International	826,019
*	Principal Life Insurance Company	Principal International Emphasis Markets	691,098

	Total Pooled Separate account		10,603,728

	Common Stock:
*	Masimo Corporation	39,396 shares	1,175,179
*	Principal Financial Group	1,245 shares	28,100

	Other:
*	Participant Loans	Interest rates range from 5.25% to 10.25%, with scheduled maturity dates between June 2009 and January 2014	157,168

			$11,964,175

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed, except for Principal Financial Group common stock for which the cost is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 30, 2009	By:	/s/ Joe E. Kiani
Joe E. Kiani
Chief Executive Officer and Chairman of Masimo Corporation, and Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm